Contact

www.linkedin.com/in/tom-roland-cts-d-153625213 (LinkedIn)

Top Skills

Continuous Improvement
Remote Production
A/V Installation

Certifications

Certified Technology Specialist-Design (CTS-D)

Tom Roland, CTS-D

Senior Director Construction Technology at MSG
Las Vegas Metropolitan Area

Summary

2020 showed the need for an expansion in capabilities that our industry had just started to experiment with, but that all customers would be expecting overnight. Tom loves a good challenge, and the future of the industry will have plenty more for us. He's looking forward to not only meeting those challenges, but to excel and continue to deliver great experiences for clients. Outgoing personality with the ability to converse and connect with anyone, always keeping in mind we are in the business of Customer Service first.

Experience

Madison Square Garden Entertainment Corp.

Senior Director Construction Technology
October 2021 - Present (2 years 6 months)
Las Vegas, Nevada, United States

WorldStage, Inc.

Director Of Engineering
April 2019 - October 2021 (2 years 7 months)

Solotech Inc.

Senior Project Manager
November 2007 - April 2019 (11 years 6 months)
Las Vegas, Nevada, United States

PM large system integration projects (mostly large theater) and assist on varies rental staging projects.

DAV Productions

Director Of Operations
August 2001 - November 2007 (6 years 4 months)
Las Vegas, Nevada, United States

Education

Marist High School Chicago

· (June 1996)

University of Illinois Urbana-Champaign

Bachelor's degree, Biochemistry